SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                                 -------------------------

                                       SCHEDULE 13E-4

                               ISSUER TENDER OFFER STATEMENT
           (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             (Amendment No. 1/Final Amendment)
                                 -------------------------

                           MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                                      (Name of Issuer)

                           MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                            (Name of Person(s) Filing Statement)

                                 Series I Preferred Shares
                                 Series II Preferred Shares
                       Series I Preferred Capital Distribution Shares
                      Series II Preferred Capital Distribution Shares
                               (Title of Class of Securities)

                           Series I Preferred Shares - 62624B200
                           Series II Preferred Shares - 62624B408
                 Series I Preferred Capital Distribution Shares - 62624B309
                Series II Preferred Capital Distribution Shares - 62624B507
                           (CUSIP Number of Class of Securities)
                                 -------------------------

                                       Mark K. Joseph
                     Chairman of the Board and Chief Executive Officer
                           Municipal Mortgage and Equity, L.L.C.
                            218 North Charles Street, Suite 500
                                 Baltimore, Maryland 21201
                                       (410) 962-8044
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                          Copy to:

                                    Robert E. King, Jr.
                                     Rogers & Wells LLP
                                      200 Park Avenue
                                  New York, New York 10166
                                       (212) 878-8000
                                     November 19, 1998

     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   November 19, 1998
                              --------------------------------



                                                                  NYA 152344.1




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                                             2

                                                                    NYA 152344.

                                Amendment No. 1 to Schedule 13E-4

                  This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on November 19, 1998 (the "Statement") by Municipal Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), relating to the tender offer of MuniMae to purchase for cash up to 20% of the issued and outstanding shares of the following classes of limited liability interest of
MuniMae: Series I Preferred Shares, Series II Preferred Shares, Series I Preferred Capital Distribution ("CD") Shares and Series II Preferred CD Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with any supplements or amendments collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.

Item 8.           Additional Information

                  The Offer terminated at 12:00 noon, Eastern Standard Time, on Friday, December 18, 1998. A total of 657 Series I Preferred Shares, 124 Series II Preferred Shares, 527 Series I Preferred CD Shares and 371 Series II Preferred CD Shares were tendered and accepted for purchase in the Offer. 14,933 Series I Preferred Shares, 7,226 Series II Preferred Shares, 7,798 Series I Preferred CD Shares and 3,164 Series II Preferred CD Shares were not tendered in the Offer and remain outstanding.



                                                                  NYA 152344.1


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                                       SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     Municipal Mortgage and Equity, L.L.C.

                     By: /s/ Mark K. Joseph
                        -------------------

                              Mark K. Joseph

                            Chairman of the Board and  Chief Executive Officer





Dated:  December  28, 1998




                                                                   NYA 152344.1


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